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                                                                    EXHIBIT 99.1

PRESS RELEASE

SIFY REPORTS US GAAP RESULTS FOR QUARTER 1 ENDED 30 JUNE 2001

MAJOR REDUCTION IN CASH BURN, FURTHER PROGRESS ON PATH TO PROFITABILITY

CHENNAI, India--(BUSINESS WIRE)--July 20, 2001--Satyam Infoway Limited (NASDAQ:SIFY - news), India's premier Internet/network and eCommerce company announced today its consolidated US GAAP results for Quarter 1 ended 30 June 2001.

Highlights:

-- Cash burn (net reduction in cash) at $ 7.9 m reduced by nearly 50%

from $ 15.6 m last quarter. Mainly attributed to lower cash loss and better working capital utilisation.

-- Cash loss (Earnings before interest, tax, depreciation and amortization or EBITDA) reduced to US$ 6.3 million from US $ 7.3 million last quarter. Cash loss expected to reduce further next quarter.

-- Sales revenue grew 40% over same quarter last year. Sales revenue declined by 20% from last quarter mainly due to lower revenue in

e-Consulting and services. Sales revenue expected to grow over 20

% next quarter based on management estimates.

R Ramaraj, Managing Director and CEO, Satyam Infoway, said "This quarter marks the second strong signal of Sify's path to profitability and maturity. Cash burn has come down to one half of last quarter. Cash loss has continued to come down for the second quarter in succession. We are excited by the prospect of over 20% growth in sales revenue next quarter. The team at Sify is managing costs and working capital tightly to continue the trend of reducing cash losses whilst growing top line revenues. We are confident of our continuing on the path to profitability as per expectations."

Summarised Results:
(In $ million, all translated at $1 = Rs 47.09)

                                         Quarter       Quarter     Year
                                          ended         ended      ended
                                         30 June      31 March   31 March
                                      2001    2000      2001       2001

         Corporate Services            6.0      3.4      8.0       24.5
         Retail Internet Access        2.1      2.7      2.8       10.1
         Portals                       1.1      0.7      0.9        3.1
         Others                        0.3     --        0.2        0.2
Sales Revenue                          9.5      6.8     11.9       37.9


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
Cash loss (EBITDA)                     6.3      2.7      7.3       23.3

Loss before amortization
         of Goodwill                   9.3      1.9     10.6       29.3
Net Loss                              17.1      3.8     18.1       53.2

Cash Loss per ADR ($/ADR              0.07     0.03     0.08       0.25
Net loss per ADR  ($/ADR              0.18     0.04     0.20       0.58
(4 ADRs equal 1 Share)


Corporate Services:

Sify's Corporate Services (data/network services and e-Consulting services) business continued to play a dominant role in the company's revenue stream constituting 63% of the top line revenues.

Data/Network Services:

-- Sales revenue grew 72% over the same quarter last year and 13%

over last quarter.

-- Sify continued to add new customers to its existing base. Key customer wins for Data/Network Services business included Cable and Wireless, Oracle, HSBC and Lycos Asia.

-- Roll out of fixed wireless broad band connectivity services continues in key cities reinforcing relationship with existing customers.

e-Consulting Services:

-- Revenues grew 1.7 times over the same quarter last year but declined 55% from last quarter.

-- Main reasons for decline are: slow down in international markets and cascading impact in India and a major order last quarter from

SBI. Pressure on top line revenues may continue in this business.

-- Operations in Australia increased revenue and reported key wins:

Parkers Edge Pty Limited, Common Wealth Bank of Australia, eLife

Pty Limited and Sayso Pty Limited.

Retail Internet Access :



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Sify's subscriber base grew to 500,000 as of June 30, 2001. Sify has successfully retained its market share in a market that is beset with a multitude of players and low price levels. Lower incremental costs than competitors (due to a network available otherwise for corporate services) and advantages of scale in bandwidth purchase continue to be the competitive advantages for Sify.

Revenue from Sify's franchised network of cybercafes - "Iway"s - grew 80% over last quarter. The number of cybercafes grew to 427 from 301 last quarter. "Iway"s are operational in 5 cities in India.

Online Portal:

In a market that is reporting exit of several players, Sify continued to post an increase in revenue. Revenue grew 22% over last quarter and was 1.6 times same quarter last year.

An intense promotional campaign resulted in significant growth in registered email users. The popular "walletwatch.com" channel was revamped with new and enhanced features.

Key wins for the portal business during the quarter included IBM, Unilever and Intel.

Recognition and honours:

Sify was was awarded ISO 9001:2000 accreditation for customer care. Sify is one of a few companies in the world and the first company in India to be awarded this certification for customer care processes. Sify was certified ISO 9002 for customer care in the previous year.

Forward-Looking Statements:

This Press Release contains forward-looking statements within the meaning of section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in the press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business (including specifically, the guidance provided on estimated revenue growth in the second fiscal quarter), trends in the various business segments and the ability of Sify to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements. Sify undertakes no duty to update any forward-looking statements, including, without limitation, the guidance provided on estimated revenue growth in the second fiscal quarter.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks related to Business" in Sify's Report on Form 20 F for the financial year ended March 31, 2001 which has been filed with the Securities and Exchange Commission and the other Reports it files with the SEC from time to time. These filings are available at www.sec.gov.

--------------------------------------------------------------------------------
CONTACT:

     Satyam Infoway Limited (India)
     David Appasamy, (+91 44) 254 0770 Extension 2013
     email: david_appasamy@satyam-infoway.com
                or
     The Anne McBride Company (USA)
     Can Onen, 212/983-1702
     email: conen@annemcbride.com
                or
     Corporate Website: www.sifycorp.com


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